Exhibit 12
EnPro Industries, Inc.
Ratio of Earnings to Fixed Charges
(In millions, except ratio amounts)

	Year ended December 31,
	2005	2004	2003	2002	2001	2000
Earnings:
Income (loss) from continuing operations before income taxes	$92.1	$50.9	$50.9	$(20.1)	$15.3	$63.4
Add: fixed charges (from below)	10.6	9.9	10.0	19.0	34.8	35.3
	$102.7	$60.8	$60.9	$(1.1)	$50.1	$98.7

Fixed charges:
Interest expense	$9.7	$9.1	$9.2	$14.9	$25.8	$26.1
Distributions on TIDES	—	—	—	3.3	7.9	7.9
Amortization of debt issue costs	0.9	0.8	0.8	0.8	1.1	1.3
	$10.6	$9.9	$10.0	$19.0	$34.8	$35.3
Ratio (earnings divided by fixed charges)	9.7	6.1	6.1	(A )	1.4	2.8

(A)	For the year ended December 31, 2002 the ratio coverage was less than 1:1. In order to achieve a coverage of 1:1, the Company would have had to generate additional income from continuing operations before income taxes of $20.1 million.